AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 13, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Fox Chase Bancorp, Inc.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock ($.01 Par Value)
--------------------------------------------------------------------------------
(Title of Class of Securities)

35137T108
-------------------------------------
(CUSIP Number)

June 24, 2010
-------------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☒	Rule 13d-1 (c)

☐	Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	35137T108

1.	NAMES OF REPORTING PERSONS
IRS Identification Nos. of above persons (entities only)

James F. Dierberg

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
742,101

	6.	SHARED VOTING POWER
0

	7.	SOLE DISPOSITIVE POWER
742,101

	8.	SHARED DISPOSITIVE POWER
0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

742,101

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(See Instructions)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.97% [1]

12.	TYPE OF REPORTING PERSON (See Instructions)

IN

1Reflects the percentage of current number of shares outstanding set forth in the issuer's most recent quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2012.

CUSIP NO.	35137T108

1.	NAMES OF REPORTING PERSONS
IRS Identification Nos. of above persons (entities only)

Investors of America, Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
672,101

	6.	SHARED VOTING POWER
0

	7.	SOLE DISPOSITIVE POWER
672,101

	8.	SHARED DISPOSITIVE POWER
0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

672,101

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(See Instructions)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.41% [1]

12.	TYPE OF REPORTING PERSON (See Instructions)

PN

1Reflects the percentage of current number of shares outstanding set forth in the issuer's most recent quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2012.

CUSIP NO.	35137T108

1.	NAMES OF REPORTING PERSONS
IRS Identification Nos. of above persons (entities only)

Indenture of Trust Establishing The Dierberg Foundation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
35,000

	6.	SHARED VOTING POWER
0

	7.	SOLE DISPOSITIVE POWER
35,000

	8.	SHARED DISPOSITIVE POWER
0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(See Instructions)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.28% [1]

12.	TYPE OF REPORTING PERSON (See Instructions)

OO - Charitable Foundation

1Reflects the percentage of current number of shares outstanding set forth in the issuer's most recent quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2012.

CUSIP NO.	35137T108

1.	NAMES OF REPORTING PERSONS
IRS Identification Nos. of above persons (entities only)

Dierberg Educational Foundation, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
35,000

	6.	SHARED VOTING POWER
0

	7.	SOLE DISPOSITIVE POWER
35,000

	8.	SHARED DISPOSITIVE POWER
0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(See Instructions)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.28% [1]

12.	TYPE OF REPORTING PERSON (See Instructions)

CO/OO - Operating Foundation

1Reflects the percentage of current number of shares outstanding set forth in the issuer's most recent quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2012.

ITEM 1.	(a)	NAME OF ISSUER:

Fox Chase Bancorp, Inc.

	(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

4390 Davisville Road, Hatboro PA 19040

ITEM 2.	(a)	NAME OF PERSON FILING:

The names of the persons filing this statement (the “Reporting Persons”) are James F. Dierberg, Investors of America, Limited Partnership, Indenture of Trust Establishing The Dierberg Foundation, and Dierberg Educational Foundation, Inc.

	(b)	ADDRESS OF PRINCIPAL OFFICE:

The address of the principal office of each of the Reporting Persons is 135 North Meramec, Clayton, MO 63105.

	(c)	CITIZENSHIP:

James F. Dierberg is a citizen of the United States of America. Investors of America, Limited Partnership is a Nevada limited partnership. The Indenture of Trust Establishing The Dierberg Foundation was established in Missouri and Dierberg Educational Foundation, Inc. is a Missouri corporation.

	(d)	TITLE OF CLASS OF SECURITIES:

This statement relates to Common Shares of the Issuer ("Shares").

	(e)	CUSIP NUMBER:

35137T108

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.
	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	☐ Investment company registered under Section 8 of the Investment Company Act.
	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.		OWNERSHIP:

	(a)(b)	Amount beneficially owned and Percent of class:

As of the date of this Schedule, as reflected in this Schedule 13G, the Reporting Persons are reporting beneficial ownership on an aggregate basis of 742,101 shares of Common Stock (approximately 5.97% of the outstanding shares of Common Stock).

James F. Dierberg - 742,101 shares (5.97%) (see (c) below)
Investors of America, Limited Partnership - 672,101 shares (5.41%)
Indenture of Trust Establishing The Dierberg Foundation - 35,000 shares (0.28%)
Dierberg Educational Foundation, Inc. - 35,000 shares (0.28%)

(c)
Each Reporting Person has the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of his or her respective shares other than James F. Dierberg who, as beneficial owner of the shares held by Investors of America, Limited Partnership, Indenture of Trust Establishing The Dierberg Foundation and Dierberg Educational Foundation, Inc. (the “entities”), has the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the shares owned by the entities.

ITEM 5.		OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

This item is not applicable.

ITEM 6.		OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

This item is not applicable.

ITEM 7.		IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

This item is not applicable.

ITEM 8.		IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

See Exhibit B.

ITEM 9.		NOTICE OF DISSOLUTION OF GROUP.

This item is not applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activity solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2013

		By:	/s/	James F. Dierberg
James F. Dierberg

Investors of America, Limited Partnership

		By:	/s/	James F. Dierberg
James F. Dierberg, President of
First Securities America, Inc.,
General Partner

Indenture of Trust Establishing The Dierberg Foundation

		By:	/s/	James F. Dierberg
James F. Dierberg, Trustee

Dierberg Educational Foundation, Inc.

		By:	/s/	James F. Dierberg
James F. Dierberg, President

EXHIBIT A

Consent Agreement Pursuant to 17 C.F.R. 13d-1(k) (1)(iii)

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of a statement on Schedule 13G with respect to the common stock beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

Date:	February 13, 2013

		By:	/s/	James F. Dierberg
James F. Dierberg

Investors of America, Limited Partnership

		By:	/s/	James F. Dierberg
James F. Dierberg, President of
First Securities America, Inc.,
General Partner

Indenture of Trust Establishing The Dierberg Foundation

		By:	/s/	James F. Dierberg
James F. Dierberg, Trustee

Dierberg Educational Foundation, Inc.

		By:	/s/	James F. Dierberg
James F. Dierberg, President

EXHIBIT B

Response to Item 8. The members of the group are James F. Dierberg, Investors of America, Limited Partnership, Indenture of Trust Establishing The Dierberg Foundation, and Dierberg Educational Foundation, Inc.